

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2013

<u>Via E-mail</u>
K. Endo
President
American Honda Receivables LLC
20800 Madrona Avenue
Torrance, California 90503

>   **Re: Honda Auto Receivables 2012-1 Owner Trust**
>   **Form 10-K for the Fiscal Year Ended March 31, 2013**
>   **Filed June 24, 2013**
>   **File Nos. 333-173202-03**

Dear K. Endo:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　Sincerely,

　　　　　　　　/s/ Robert Errett

　　　　　　　　Robert Errett
　　　　　　　　Special Counsel